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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                           Vivid Technologies, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  928538 10 7
--------------------------------------------------------------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages
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-----------------------                                  ---------------------
  CUSIP NO. 928538 10 7                 13G                PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PIONEER CAPITAL CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      MASSACHUSETTS

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            803,970 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0- shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0- shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          803,970 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      803,970 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 pages

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ITEM 1.

     (a)  NAME OF ISSUER

          Vivid Technologies, Inc.

     (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         10E Commerce Way
         Woburn, Massachusetts  01801

ITEM 2.

     (a)  NAME OF PERSON FILING

          Pioneer Capital Corporation

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

         60 State Street
         Boston, Massachusetts  02109

     (c) CITIZENSHIP

         Massachusetts corporation

     (d) TITLE OF CLASS OF SECURITIES

         Common Stock, $.01 par value

     (e) CUSIP NUMBER

         928538  10  7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     Not applicable.

ITEM 4.  OWNERSHIP

     As of December 31, 1996, Pioneer Capital Corporation was the "beneficial owner" (as defined in Rule 13d-3 of Regulation 13D-G under the Securities Exchange Act of 1934 (the "Exchange Act")) of over five percent of the outstanding shares of Common Stock of Vivid Technologies, Inc. The following information is provided as of December 31, 1996:

     (a)  AMOUNT BENEFICIALLY OWNED

          803,970 shares of Common Stock, comprised of 750,290 shares and 53,680 shares issuable pursuant to presently exercisable warrants held by Pioneer Ventures Limited Partnership, a venture fund the general partner of which is a wholly-owned subsidiary of Pioneer Capital Corporation which exercises voting and investment authority with respect to the shares held by Pioneer Ventures Limited Partnership.

     (b)  PERCENT OF CLASS

          9.0% of the outstanding shares of Common Stock

     (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                803,970 shares

          (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                -0- shares

          (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                803,970 shares

          (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                -0- shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     As described above in Item 4.(a), Pioneer Capital Corporation is the beneficial owner of 803,970 shares, all of such shares being held by Pioneer Ventures Limited Partnership, which has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

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     Pioneer Capital Corporation has filed this Schedule 13G pursuant to Rule
13d-1(c) under the Exchange Act. As described above in Item 4.(a), all of the 803,970 beneficially owned shares reported in this Schedule 13G were acquired by Pioneer Ventures Limited Partnership, a venture fund the general partner of which is a wholly-owned subsidiary of Pioneer Capital Corporation.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              Date:  February 11, 1997


                              PIONEER CAPITAL CORPORATION


                              By: /s/ Christopher W. Lynch
                                 ------------------------------
                              Name:  Christopher W. Lynch
                              Title: Vice President